Exhibit 99.1

Bona Film Group Announces Shareholder Resolutions Adopted at 2015 Annual General Meeting

BEIJING – December 29, 2015 -- Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that all measures were approved at its Annual General Meeting held in Beijing on December 29, 2015.

The resolutions that were approved at the meeting were the adoption of the audited financial statements for the fiscal year ended December 31, 2014, and the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the year ending December 31, 2015.

For more detailed information regarding these resolutions, please review the Notice of 2015 Annual General Meeting available on Bona's investor relations website at http://ir.bonafilm.cn/.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona's email list to receive Company news, please send your request to bona@tpg-ir.com.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com